Exhibit 12.2
Wisconsin Public Service Corporation Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Dividends

	2005
(Millions)	6 months	2004	2003	2002	2001	2000	1999
EARNINGS
Earnings on common stock	$58.9	$104.8	$78.9	$83.1	$80.6	$70.4	$67.1
Federal and state income taxes	34.3	51.3	45.7	46.8	43.9	40.1	38.0

Net pretax income	93.2	156.1	124.6	129.9	124.5	110.5	105.1
Income from less than 50% equity investees	3.7	8.4	6.0	6.6	6.3	0.0	0.0
Distributed earnings of less than 50% equity investees	2.6	5.9	4.3	5.4	3.3	0.0	0.0

Fixed charges	21.5	40.4	38.8	41.2	39.3	37.7	33.6

Subtract preference dividend requirement	2.5	4.6	4.8	4.8	4.7	4.8	4.8

Total earnings as defined	$111.1	$189.4	$156.9	$165.1	$156.1	$143.4	$133.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$15.0	$29.9	$27.8	$27.2	$24.1	$21.6	$21.9
Other interest	3.2	4.5	4.9	7.9	9.2	10.1	5.6
Interest factor applicable to rentals	0.8	1.4	1.3	1.3	1.3	1.2	1.3

Fixed charges before preferred dividend requirement	$19.0	$35.8	$34.0	$36.4	$34.6	$32.9	$28.8

Ratio of earnings to fixed charges	5.8	5.3	4.6	4.5	4.5	4.4	4.6

Preferred dividends (grossed up) (see below)	$2.5	$4.6	$4.8	$4.8	$4.7	$4.8	$4.8

Total fixed charges including preferred dividend	$21.5	$40.4	$38.8	$41.2	$39.3	$37.7	$33.6

Ratio of earnings to fixed charges and preferred dividends	5.2	4.7	4.0	4.0	4.0	3.8	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$1.6	$3.1	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	36.3%	32.4%	35.6%	35.0%	34.4%	35.3%	35.2%

Preferred dividends (grossed up)	$2.5	$4.6	$4.8	$4.8	$4.7	$4.8	$4.8